Exhibit 23.01

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated February 28, 2008, relating to the financial statements of Entergy New Orleans, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the receipt of an order from the Bankruptcy Court confirming the plan of reorganization which became effective after the close of business on May 8, 2007), the financial statement schedule of Entergy New Orleans, Inc., and the effectiveness of Entergy New Orleans, Inc.'s internal control over financial reporting, appearing in the Annual Report on Form 10-K of Entergy New Orleans, Inc. for the year ended December 31, 2007, and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.

Deloitte & Touche LLP

New Orleans, Louisiana
November 21, 2008